UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras increases Proved Reserves in 2025

—

Rio de Janeiro, January 28, 2026 –Petróleo Brasileiro S.A. – Petrobras discloses its proved reserves of oil, condensate and natural gas, according to SEC (U.S. Securities and Exchange Commission) regulation, estimated at 12.1 billion barrels of oil equivalent (boe), as of December 31, 2025. Oil and condensate, and natural gas correspond to 84% and 16% of this total, respectively.

In 2025, Petrobras followed the trajectory of significant reserves addition (1.7 billion boe), maintaining focus on providing value for the society and shareholders, pursuing energy security for the country's sustainable development and for a just energy transition. The reserve replacement rate (RRR) was 175%, even after a record annual production in 2025. The proved reserves-to-production ratio (R/P) is 12.5 years.

The reserves addition occurred mainly due to the outstanding performance of the assets, with emphasis on Búzios, Tupi, Itapu and Mero fields in Santos Basin, to the progress in the development of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mainly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins. There were no relevant changes related to the variation in the oil price, highlighting the resilience of our projects.

The evolution of proved reserves is shown in the graph below.

SEC Proved Reserves
(billion boe)
11,4
-1,0
1,7
12,1
Reserves 2024
Production 2025 [1]
Additions
Reserves 2025
(Apparent differences in sums are due to rounding)

Apparent differences in sums are due to rounding. [1] Does not consider: (a) natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina; (b) volumes of injected gas; (c) production from extended well tests in exploration blocks; and (d) production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Considering the expected production for the coming years, it is essential to continue investing in maximizing the recovery factor of already discovered assets, exploring new frontiers and diversifying the exploratory portfolio in Brazil and abroad to replace oil and gas reserves.

Petrobras has submitted more than 90% of its proved reserves, as defined under SEC regulations, to independent third-party evaluation. Currently, this evaluation is conducted by DeGolyer and MacNaughton (D&M).

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) definitions. As of December 31, 2025, the proved reserves according to these definitions reached 12.5 billion barrels of oil equivalent (boe). The differences between reserves estimated by ANP/SPE definitions and those estimated using SEC regulation are mainly due to different economic assumptions and the possibility, under ANP reserves regulations, of recognizing as reserves the volumes expected to be produced beyond the concession term in Brazilian fields.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer